Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Enters Osteoarthritis License and Collaboration Agreement with Lilly

TORONTO, ON, July 23rd, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) today announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator (“TT-601”) from Eli Lilly and Company for the treatment of osteoarthritis (“OA”) pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of 2014.

“We are very pleased with the opportunity to continue our relationship with Lilly through the in-licensing of TT-601. Molecules in this novel class have shown target engagement in the joint space and efficacy in multiple animal models of joint pain. We look forward to TT-601 clinical studies as this drug candidate has the potential to provide an important new source of pain relief to the more than 27 million Americans suffering from OA”, said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

About Osteoarthritis (OA)

OA is the most common form of arthritis and is a chronic condition characterized by the breakdown of the joint’s cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. The joints most commonly affected are the knees, hips, and those in the hands and spine.

An estimated 27 million Americans live with OA, with almost one third of people over the age of 65 affected by OA. Key risk factors for OA include age, obesity, injury or overuse and genetics. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com